LAW OFFICES OF
JOHN F. Wolcott

3318 Del Mar Ave., #202
Rosemead, CA 91770
(626) 571-4444
Fax (626) 288-8163
wolcottlaw@aol.com

Attorneys at Law

February 28, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:	Edward Kelly, Senior Counsel
Craig E. Slivka, Special Counsel

Re:	ABCO Energy, Inc.
Revised Preliminary Proxy Statement on Schedule 14A (“Preliminary 14A”)
Filed February 15, 2017
File No. 0-55235

Dear Mr. Kelly and Mr. Slivka:

On behalf of our client, ABCO Energy, Inc., (“Company”), we are enclosing a second revised version of the Preliminary 14A [“ Preliminary 14A No. 2”] which has been marked to reflect revisions in response to the Staff’s letter dated February 15, 2017, setting forth the comments regarding the revised Preliminary 14A which was filed with the Commission on February 15, 2017.

This letter, which has been filed electronically with the Commission, includes the text of the Staff’s comments for your convenience.

General

Comment No. 1: You did not include a marked or relined version of the revised preliminary proxy statement filed on February 15, 2017 as required by our rules.  See Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T, and revise in any future filing of a revised preliminary proxy statement.

Response to Comment No. 1:  The attached revised Preliminary 14A No.2 has been marked to reflect the changes made in response to the SEC Comments.

Proposal 1, page 8

Comment No. 2:  Refer to comments 1 and 2 in our February 8, 2017 letter.  Disclosure that no shares or preferred stock are currently authorized or outstanding is inconsistent with disclosure in exhibit A to exhibit 3.1 in the Form 10 filed July 1, 2014 that 2,886,704 of the authorized capital shares are to be preferred shares and shall be classified as Series A convertible preferred stock.  Please reconcile the disclosures.  Additionally, disclose the effects of the increase in the number of shares of preferred stock to be authorized on current holders of preferred stock.  Furthermore, revise disclosures throughout the proxy statement to make clear that you are amending the articles of incorporation to increase the number of shares of preferred stock to be authorized form 2,886,704 shares to 100 million shares.

Response to Comment No. 2:   There are currently 2,886,704 shares of Series A convertible preferred stock (“Series A”) authorized, none of which is outstanding.  The proposed Amendment now specifically revokes this authorization for Series A [Please see Exhibit A to the enclosed Schedule 14A] and then further provides for the authorization of    100,000,000 shares of new Preferred Stock. The appropriate changes have been made throughout Schedule 14A No. 2.

Comment No. 3:  Please disclose the number of shares of common stock currently outstanding.

Response to Comment No. 3:  Done.  See the last sentence of the 1st paragraph on page 8.

Additional marked revisions have been made to the Schedule 14A No.2 to reflect changes to the Blackbridge transaction and to reflect the change of auditors.

ABCO respectfully requests that if the Staff’s has now completed its review of the Revised Preliminary 14A, please advise so that we can send out the Final Schedule 14A to Shareholders.

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any comments or questions regarding the PEA No.1 or this transmittal/response letter to me at (626) 288-1096 or to Larry Winters at (424) 228-5473.

Thank you very much for your help and assistance with this matter.

Very truly yours,

LAW OFFICE OF JOHN F. WOLCOTT
_______________________________
By: John F. Wolcott

cc:  Charles O’Dowd, ABCO Energy, Inc.
       John F. Wolcott
       Larry Winters
       Michael Kelley, Esq., Senior Counsel SEC Staff, Division of Corporation Finance

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